As filed with the Securities and Exchange Commission on January 14, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-6

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
FOR AMERICAN DEPOSITARY SHARES
EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

Petroleum Geo-Services ASA

(Exact name of issuer of deposited securities as specified in its charter)

Kingdom of Norway
(Jurisdiction of incorporation or organization of issuer)

Citibank, N.A.
(Exact name of depositary as specified in its charter)

Citibank, N.A.
388 Greenwich St.
New York, New York 10013
(212) 816-6763
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Sam R. Morrow
Senior Vice President - Finance and Treasurer
Petroleum Geo-Services ASA
738 Highway 6 South, Suite 500
Houston, Texas 77079
(281) 589-8818
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gottfred Langseth Senior Vice President and Chief Financial Officer Petroleum Geo-Services ASA Strandveien 4 N-1366 Lysaker Norway	Joe S. Poff Baker Botts L.L.P. One Shell Plaza 910 Louisiana Houston, Texas 77002	Frettra M. Miller, Esq. Citibank, N.A. 388 Greenwich St. New York, New York 10013

It is proposed that this filing become effective under Rule 466 (check the appropriate box)

☑ immediately upon filing ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate Offering	Amount of
Securities to be Registered	Registered	Per Unit (1) (2)	Price (2)	Registration Fee
American Depositary Shares, each representing one ordinary share, nominal value NOK 30 per share, of Petroleum Geo-Services ASA	100,000,000	$5.00	$5,000,000	$588.50

(1)	For purposes of this table only, the term “Unit” is defined as 100 American Depositary Shares.

(2)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(k) under the Securities Act of 1933, as amended, based on the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing such American Depositary Shares.

     The Prospectus consists of the form of American Depositary Receipt (“Receipt”) included as Exhibit A to the First Amendment to Deposit Agreement incorporated by reference as Exhibit (a)(2) to this Registration Statement.

PART I

INFORMATION REQUIRED IN PROSPECTUS

American Depositary Shares
representing ordinary shares, nominal value NOK 30 per share, of
Petroleum Geo-Services ASA

Item 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number			Location in Form of Receipts
and Caption			Filed Herewith as Prospectus
(a)	Name of Depositary and address of its principal executive office		Face of Receipt — introductory and final paragraph

(b)	Title of Receipts and identification of deposited securities		Face of Receipt — introductory paragraph

	TERMS OF DEPOSIT		Complete text of Receipt

	(1)	The amount of deposited securities represented by one unit of American Depositary Shares	Face of Receipt — upper right corner

	(2)	Any procedure for voting the deposited securities	Reverse of Receipt — paragraph number 14

	(3)	The procedure for collecting and distributing dividends	Reverse of Receipt — paragraph number 12

	(4)	The procedures for transmitting notices, reports and proxy soliciting material	Reverse of Receipt — paragraphs number 14 and 16

	(5)	The sale or exercise of rights	Reverse of Receipt — paragraph number 12

	(6)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Reverse of Receipt — paragraphs number 12 and 15

	(7)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt — paragraphs number 21 and 22 (no provision for extension)

	(8)	The rights that holders of Receipts have to inspect the books of the Depositary and the lists of holders of Receipts	Reverse of Receipt — paragraph number 16

	(9)	Any restrictions on the right to transfer or withdraw the underlying securities	Face of Receipt — paragraphs number 2 and 3 Reverse of Receipt — paragraph number 23

	(10)	Any limitation on the liability of the Depositary	Reverse of Receipt — paragraph number 19

(c)	Fees and Charges		Face of Receipt — paragraphs number 3 and 6

Item 2. Available Information	Face of Receipt — paragraph number 9

     Petroleum Geo-Services ASA (“PGS”) is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers, and in connection therewith files reports, including annual reports on Form 20-F, and other information with the Securities and Exchange Commission (the “Commission”). Such reports and other information can be inspected by holders of Receipts and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Public Reference Section by calling the Commission at 1-800-SEC-0330. The Commission also maintains a Web site that contains information PGS files electronically with the Commission, which may be accessed over the Internet at http://www.sec.gov. In addition, reports and other information filed by PGS can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, where the Receipts are listed and traded.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	Exhibits.

(a)(1)	Deposit Agreement, dated as of May 25, 1993, among PGS, Citibank, N.A., as depositary (the “Depositary”), and all holders from time to time of Receipts issued thereunder (the “Deposit Agreement”) (incorporated by reference to Exhibit (a)(1) of Post-Effective Amendment No. 1 to PGS’s Registration Statement on Form F-6, Registration No. 33-61500).

(a)(2)	First Amendment to Deposit Agreement, dated as of April 24, 1997, among PGS, the Depositary and all holders from time to time of Receipts issued thereunder, including the form of Receipt attached as Exhibit A thereto (incorporated by reference to Exhibit (a)(2) of PGS’s Registration Statement on Form F-6, Registration No. 333-10856).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. (None)

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. (None)

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered.

(e)	Certification under Rule 466.

(f)	Powers of attorney of officers and directors of PGS.

Item 4.	Undertakings.

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	The Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, Citibank, N.A., on behalf of the legal entity created by the Deposit Agreement, as amended, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 14, 2005.

Legal entity created by the Deposit Agreement, as amended, for the issuance of American Depositary Receipts for ordinary shares, nominal value NOK 30 per share, of Petroleum Geo-Services ASA

CITIBANK, N.A., Depositary

By: /s/ Susanna Ansala
Susanna Ansala
Vice President

     Pursuant to the requirements of the Securities Act of 1933, Petroleum Geo-Services ASA certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, on January 14, 2005.

PETROLEUM GEO-SERVICES ASA

By: /s/ Gottfred Langseth
Gottfred Langseth
Senior Vice President and Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or amendment has been signed by the following persons in the capacities indicated, on January 14, 2005.

*	Chairman
Jens Ultveit-Moe

*	President and Chief Executive Officer
(Principal Executive Officer)
Svein Rennemo

/s/ Gottfred Langseth	Senior Vice President and Chief Financial Officer
(Principal Financial Officer)
Gottfred Langseth

*	Vice President and Chief Accounting Officer
(Principal Accounting Officer)
Christin Steen-Nilsen

*
Director
Francis Gugen

*
Director
Keith Henry

*
Director
Harald Norvik

*
Director
Rolf Erik Rolfsen

*
Director
Clare Spottiswoode

*
Director
Anthony Tripodo

*By:	/s/ Gottfred Langseth
Gottfred Langseth
Attorney-in-fact

By:	/s/ Sam R. Morrow
	Sam R. Morrow	Authorized Representative in the United States
Senior Vice President - Finance and Treasurer

INDEX TO EXHIBITS

Exhibit	Document
(a)(1)	Deposit Agreement, dated as of May 25, 1993, among PGS, Citibank, N.A., as depositary (the “Depositary”), and all holders from time to time of Receipts issued thereunder (the “Deposit Agreement”) (incorporated by reference to Exhibit (a)(1) of Post-Effective Amendment No. 1 to PGS’s Registration Statement on Form F-6, Registration No. 33-61500).

(a)(2)	First Amendment to Deposit Agreement, dated as of April 24, 1997, among PGS, the Depositary and all holders from time to time of Receipts issued thereunder, including the form of Receipt attached as Exhibit A thereto (incorporated by reference to Exhibit (a)(2) of PGS’s Registration Statement on Form F-6, Registration No. 333-10856).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. (None)

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. (None)

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered.

(e)	Certification under Rule 466.

(f)	Powers of attorney of officers and directors of PGS.